Exhibit 99.1

Challenger Energy Corp.

Consolidated Financial Statements

For the three and nine months ended September 30, 2008

(unaudited)

Challenger Energy Corp.

Unaudited Interim Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The Management of Challenger Energy Corp. is responsible for the preparation of all information included in these financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. The financial information contained elsewhere in the M D & A has been reviewed to ensure consistency with that in the financial statements.

Management maintains appropriate systems of internal control that provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records provide reliable and accurate information for the preparation of financial statements.

The Board of Directors, through its Audit Committee, has reviewed the financial statements including notes thereto with Management. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Company’s Board of Directors has approved the information contained in the financial statements based on the recommendation of the Audit Committee.

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2008.

“Manjeet Dhillon”
Manjeet Dhillon

“Dan MacDonald”
Dan MacDonald

Challenger Energy Corp.

Consolidated Balance Sheets

($CDN)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$4,362,075	$4,944,175
Accounts receivable	120,574	125,998
Prepaid expenses	117,688	5,500
	4,600,337	5,075,673

Petroleum and natural gas properties (Note 4)	78,844,299	28,228,964
	$83,444,636	$33,304,637

LIABILITIES
Current
Accounts payable and accrued liabilities	$32,170,364	$11,313,969
	32,170,364	11,313,969

Asset retirement obligations	3,782	3,541
	32,174,146	11,317,510

Shareholders’ Equity
Share capital (Note 6b)	50,678,320	18,188,334
Warrants (Note 6e)	1,774,878	243,316
Special Warrants (Note 6f)	—	3,063,162
Contributed surplus (Note 7)	8,932,569	8,008,940
Deficit	(10,115,277)	(7,516,625)
	51,270,490	21,987,127
Going concern (Note 2)
Related party transactions (Note 12)
Commitments and contingencies (Note 13)
Subsequent Events (Note 15)
	$83,444,636	$33,304,637

“Michael Hibberd”
Michael Hibberd

“Dan MacDonald”
Dan MacDonald

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Loss, Comprehensive Loss & Deficit

For the three and nine months ended September 30, 2008 and 2007

($CDN)

	For the 3 months	For the 3 months	For the 9 months	For the 9 months
	ended September 30,	ended September 30,	ended September 30,	ended September 30,
	2008	2007	2008	2007
Revenue
Oil and natural gas sales	$42,484	$28,216	$132,995	$108,685
Royalties net of royalty tax credit	(12,079)	(8,265)	(34,743)	(34,094)
Net production revenue	30,405	19,951	98,252	74,591

Expenses
Stock-based compensation	381,046	1,099,947	1,487,049	2,186,639
Office and administrative	264,025	184,397	850,770	495,914
Professional fees	71,219	21,292	269,692	199,436
Depletion, depreciation and accretion	21,624	24,234	70,644	77,247
Production and operating costs	5,247	1,553	43,465	5,247
Listing fees	—	—	39,040	44,711
Miscellaneous	6,154	3,529	17,845	12,770
	749,315	1,334,952	2,778,505	3,021,964

Net loss from operations	(718,910)	(1,315,001)	(2,680,253)	(2,947,373)
Interest on deposits	32,000	38,349	187,041	225,196
Foreign exchange loss	(302,345)	(85,072)	(105,440)	(785,865)
Net loss and comprehensive loss	(989,255)	(1,361,724)	(2,598,652)	(3,508,042)

Deficit at beginning of period	(9,126,022)	(5,218,587)	(7,516,625)	(3,072,269)
Deficit at end of period	$(10,115,277)	$(6,580,311)	$(10,115,277)	$(6,580,311)

Basic and diluted, loss per share (Note 8)	$(0.02)	$(0.04)	$(0.06)	$(0.11)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2008 and 2007

($CDN)

	For the 3 months	For the 3 months	For the 9 months	For the 9 months
	ended September 30,	ended September 30,	ended September 30,	ended September 30,
	2008	2007	2008	2007

Cash provided by (used for) the following:
Operating
Net loss	$(989,255)	$(1,361,724)	$(2,598,652)	$(3,508,042)
Items not involving cash:
Foreign exchange loss	302,345	85,072	105,440	785,865
Depletion, depreciation and accretion	21,624	24,234	70,644	77,247
Stock-based compensation	381,046	1,099,947	1,487,049	2,186,639
Change in non-cash working capital	(43,021)	(29,117)	(22,851)	(194,457)
	(327,261)	(181,588)	(958,370)	(652,748)

Financing
Issue of Common Shares (net of issue costs)	1,328,873	62,500	30,359,187	1,092,158

Investing
Purchase of petroleum and natural gas assets	(21,010,002)	(2,771,196)	(50,650,030)	(6,645,662)
Change in non-cash working capital	15,293,667	533,146	20,772,493	533,147
	(5,716,335)	(2,238,050)	(29,877,537)	(6,112,515)

Net increase (decrease) in cash and equivalents
Foreign exchange loss	(351,131)	(85,072)	(105,380)	(785,865)

	(5,065,854)	(2,442,210)	(582,100)	(6,458,970)

Cash and cash equivalents at beginning of period	9,427,929	4,473,377	4,944,175	8,490,137
Cash and cash equivalents at end of period	$(4,362,075)	$2,031,167	$4,362,075	$2,031,167

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

1.                                      Nature of Operations

Challenger Energy Corp. (“Challenger” or the “Company”) is a natural gas exploration and production company with its primary emphasis on exploration of natural gas offshore the Republic of Trinidad and Tobago. Challenger was incorporated on August 6, 2004 under the Canada Business Corporations Act.

2.                                      Basis of Presentation

The unaudited interim consolidated financial statements of Challenger Energy Corp. have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2007. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007 except as noted below.  The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements.

Going Concern and Economic Dependence

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange and the American Stock Exchange.  As at September 30, 2008, the Company is in the process of drilling its third exploration well in Trinidad and Tobago with its joint venture partner (operator) and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company’s ability, at September 30, 2008, to fulfill its estimated commitments on the three well Block 5(c) exploration program is dependant on its ability to obtain borrowing and/or financings from third parties sufficient to meet its current and future obligations.

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Trinidad Participation Agreement and the Farm-out Agreement is entirely dependent on Canadian Superior Energy Inc., fulfilling its obligations and meeting the terms of its contracts with the respective governments.  The Company’s contracts are with Canadian Superior Energy Inc. and the respective governments have no obligations to Challenger Energy Corp.   During the period ended September 30, 2008, 100% of Challenger’s investing activities were in respect to Challenger Energy Corp. paying one - third of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract between Canadian Superior Energy Inc. and the Government of Trinidad and Tobago.  The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of commitments (see note 13) in the ordinary course of business.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due.  The Company’s ability to continue as a going concern is dependent upon its ability to continue to obtain borrowings and/or financings sufficient to meet current and future obligations.  These financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

3.                                      Changes in Accounting Policies

Standards of Financial Statement Presentation

In June 2007, the CICA released new Handbook Section 1400, General Standards of Financial Statement Presentation, effective for annual and interim periods beginning on or after January 1, 2008. This new section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management must take into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. On January 31, 2008 this section was adopted and there was no impact to previously reported financial statements as a result of the implementation of these new standards (see Note 1 for disclosure).

Financial Instruments and Capital Disclosures

In December 2006, the CICA released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaces section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. On January 1, 2008, the Company adopted these sections and there was no financial impact to previously reported financial statements as a result for the implementation of these new standards (see Note 10 for Capital Disclosures and see Note 11 for Financial Instruments).

Harmonizing of Canadian and International Standards

In March 2006, the Accounting Standards Board of the CICA released its new strategic plan which will abandon Canadian GAAP and affect a complete convergence to the International Financial Reporting Standards. At the end of a transitional period of approximately five years, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting for public companies. The Company will closely monitor changes arising from this proposed convergence on the consolidated financial statements as they could have a material impact.

4.                                      Petroleum and Natural Gas Properties

	Canada	Trinidad	Total
Petroleum and natural gas properties	$577,223	$27,947,091	$28,524,314
Less: Accumulated depreciation, depletion and amortization	(237,063)	(58,287)	(295,350)
Balance at December 31, 2007	$340,160	$27,888,804	$28,228,964

Petroleum and natural gas properties	$606,839	$78,603,213	$79,210,052
Less: Accumulated depreciation, depletion and amortization	(307,466)	(58,287)	(365,753)
Balance at September 30, 2008	$299,373	$78,544,926	$78,844,299

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

4.                                      Petroleum and Natural Gas Properties (continued)

At September 30, 2008, the Company has excluded $78,603,213 (December 31, 2007 – 27,888,804) of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago. This total excluded from costs subject to depletion includes an accrual of $31,998,188 (December 31, 2007 - 11,567,031). General and administrative expenses totalling $35,770 (September 30, 2007 - $392,909) were directly related to exploration and development activities and have been capitalized for the period ended September 30, 2008. The Company had invested $58,287 in a bid package on a separate block in Trinidad however it decided not to pursue this and fully depreciated this in the fourth quarter of 2006.

5.                                      Bridge Facility

On September 23, 2008, the Corporation entered into an interim short-term $14,000,000 bridge facility (the “Agreement”) with Canadian Superior. The funds are available on condition of the closing of a $30,000,000 equity financing. The required equity financing condition was satisfied on October 2, 2008 (see Note 15). In connection with securing this facility, a $100,000 non refundable facility fee was paid to Canadian Superior during the period ending September 30, 2008. Pursuant to applicable securities laws, Canadian Superior is a “related party” of Challenger and the implementation of the Agreement is a “related party transaction” under such laws. The Agreement is to be used for the sole purpose of satisfying the Corporation’s share of direct and indirect expenses in connection with the Block 5(c) program. The Agreement’s interest rate is ten percent (10%) per annum compounded annually and payable December 31, 2008. The Agreement is secured by security customary for transactions of this nature, including a demand debenture in the principal amount of the Agreement granting a first priority security interest over all present and after-acquired personal property of the Corporation and a first floating charge over all other present and after acquired property of the Corporation. Funds may be drawn upon by the Corporation until December 1, 2008 and any such funds drawn down shall be due and payable no later than December 31, 2008. Should the Corporation draw down all or any amount available under the Agreement, the Corporation has agreed to issue to Canadian Superior non-transferable share purchase warrants (“Agreement Warrants”) entitling Canadian Superior to acquire that number of common shares as is equal to 500,000 multiplied by the quotient obtained when the aggregate principal draw down amount(s) of the Agreement are divided by $14,000,000, exerciseable at a price on the same terms and conditions as the Warrants issued pursuant to the October 2, 2008 Offering (see Note 15). Furthermore, subject to obtaining appropriate stock exchange approvals, Canadian Superior may elect at any time, at its sole discretion, to convert all or any portion of the principal amount owing pursuant to the Agreement to units on the same terms as the October 2, 2008 offering.

6.                                      Share Capital

a) Authorized:

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b) Issued share capital:

Common shares	Number	Amount
Balance at December 31, 2007	32,777,520	$18,188,334
Issued for cash	7,800,000	29,640,000
Issue Costs		(2,494,575)
Special Warrants Exercised (f)	1,875,027	3,063,162
Warrants Exercised (e)	375,000	745,510
Options Exercised (d)	670,000	1,535,889
Balance at September 30, 2008	43,497,547	$50,678,320

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

6.             Share Capital (continued)

At September 30, 2008, a total of 2,017,500 common shares were held in escrow (December 31, 2007: 3,960,000) and are scheduled for release as follows:

Number
Common Shares in Escrow at September 30, 2008	2,017,500
December 9, 2008	(2,017,500)
Common Shares in Escrow at December 31, 2008	—

c) Preferred shares:

Preferred shares may be issued in one or more series, and the Directors are authorized to fix the number of shares in each series and to determine the designations, rights, privileges, restrictions, and conditions attached to the shares of each series.

d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants. The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares. These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus. No options were issued during the three months ended September 30, 2008.

		Weighted	Weighted
		Average	Average
	Number of	exercise	Expiry
	Options	price	(years)
Balance, December 31, 2007	5,670,000	$1.77	3.3
Exercised	(670,000)	1.40	2.4
Forfeited	(50,000)	2.25	2.8
Balance, September 30, 2008	4,950,000	$1.85	2.6

In respect to the shares options outstanding, 4,111,667 were exercisable at September 30, 2008

(December 31, 2007: 3,321,400).

Details of stock options outstanding at September 30, 2008 are as follows:

Number	Exercise Price	Expiry Date	Exercisable
750,000	$0.10	2010	750,000
250,000	0.25	2010	250,000
75,000	1.95	2012	25,000
360,000	2.10	2011	175,000
2,740,000	2.25	2011	2,386,667
750,000	2.50	2012	500,000
25,000	2.74	2012	25,000
4,950,000			4,111,667

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

6.                                      Share Capital (continued)

e) Share Purchase Warrants issued:

On March 6, 2008, the Company issued 6,956,525 units (“Units”) priced at $4.00 per Unit, each Unit consisting of one common shares and one half-warrant. On March 28, 2008 the agents closed on an additional 843,475 common shares at a price of $3.80 per common share and 521,737 common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant) pursuant to an over-allotment option granted to the Agents (allowing the purchase of one common share at $3.80 and/or one half warrant at $0.20) in connection with the offering. In this best efforts public offering the Company raised gross proceeds of approximately $31.2 million, issuing a total of 7,800,000 common shares and 4,000,000 whole warrants in March 2008. Each whole warrant entitled the holder to purchase a common share until March, 2010 at a price of $4.40 per common share. The weighted average fair value per each warrant was estimated to be $0.40.

Details of warrants outstanding at September 30, 2008 are as follows:

			Weighted	Weighted
			Average	Average
	Number of		exercise	Expiry
	Warrants	Amount	price	(years)
Balance at December 31, 2007	800,000	$243,316	$0.18	2.5
Issued Warrants in public offering	4,000,000	1,600,000	4.40	1.3
Warrants exercised	(375,000)	(68,438)	1.79	1.3
Balance at September 30, 2008	4,425,000	$1,774,878	$4.01	1.6

At September 30, 2008, a total of 112,500 warrants at $0.25 are held in escrow and will be released on December 9, 2008.

f) Special Warrant Subscriptions

On or about November 29, 2007, the Company entered into special warrant agreements where each Special Warrant was exchangeable into one common share. These special warrants were purchased for Cdn$1.80 per Special Warrant. The company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887. These special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

7.                                      Contributed Surplus

Changes in contributed surplus are as follows:

Amount
Balance at December 31, 2007	$8,008,940
Stock Based Compensation	1,522,818
Options Exercised (Note 6d)	(599,189)
Balance at September 30, 2008	$8,932,569

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

8.                                      Loss Per Share

The basic weighted average number of shares for the nine months ended September 30, 2008 is 40,679,512 (nine months ended September 30, 2007 – 31,892,784) and for the three months ended September 30, 2008 is 43,194,938 (three months ended September 30, 2007 – 32,261,586). Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

9.                                      Stock-Based Compensation

During the period ended September 30, 2008, no options were granted (period ended September 30, 2007 – 155,000). The options remaining at September 30, 2008 vest over a period of one to three years, and expire five years from the issue date. During the period ended September 30, 2008, $1,522,818 (period ended September 30, 2007 – $2,423,363) of stock based compensation was recognized with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

10.                               Capital Disclosure

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance it exploration activities, general and administrative expenses and working capital requirements. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, when possible. This requires estimates of cash requirements to meet its obligations on exploration wells. Estimates may be higher or lower than actual costs that will be incurred.

Initially, the Company had funded its activities through private placements and public offerings of common shares and warrants. The Company will continue to fund its activities through public offerings of equity as cash on hand and cash generated through operations are not sufficient to fund Challenger’s remaining objectives with respect to funding its commitment to fund one-third of the costs to be incurred in the Block 5(c) exploration program of three exploration wells offshore Trinidad.

The Company has no debt and no credit facilities available.

The capital management objective of the Company remains the same as that of previous years.

The Company is not subject to any capital requirements imposed by any regulators.

11.                               Financial Instruments

a) Fair values of financial instruments

The Company’s financial instruments at September 30, 2008 include cash, accounts receivable, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to the short-term nature of those instruments. The carrying and fair values of the Company’s financial instruments as at September 30, 2008 are as follows:

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

11.          Financial Instruments (continued)

	Carrying Value	Fair Value
Financial Assets
Held-for-trading:
Cash	$4,362,075	$4,362,075
Loans and receivables:
Accounts receivable	$120,574	$120,574
Financial Liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$32,170,364	$32,170,364

As at each reporting period the Company will assess whether a financial asset, other than those classified as held-for-trading is impaired. Any impairment loss will be included in earnings for the period.

b) Risks associated with Financial Assets and Liabilities

The Company as part of its operations carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to interest rate risk primarily through its cash holdings.

Credit concentration risk

The Company currently generates a minor amount of revenue from Alberta gas production. Accounts receivable from one customer in connection with oil and gas production represents 1.0% (December 31, 2007 — 54.6%) of total accounts receivable as at September 30, 2008. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars. In addition, the Company has certain commitments denominated in U.S. dollars as described in note 11. As at September 30, 2008 and December 31, 2007, the following items are denominated in U.S. currency:

	2008	2007
Cash	$890,795	$4,805,487
Accrued Liabilities	$10,399,491	$11,359,596
Accounts payable	$19,764,755	$9,061

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

12.          Related Party Transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and director of the Company is also the Executive Chairman, and a Director of Canadian Superior. As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future. As at September 30, 2008, the Company has recorded $31.9 million U.S. dollars (as at December 31, 2007 - $9.3 million U.S. dollars) as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c). Any improperly billed costs to Canadian Superior from its contractors have not been invoiced to the Company and will not be until resolution. A company controlled by a director of the Company earned $16,292 (period ended September 30, 2007 - $14,322) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At September 30, 2007, $29,688 was owing from a company controlled by a director of the Company, there is no amount owing as at September 30, 2008.

In the period ended September 30, 2007, $8,250 was paid by the Company to Canadian Superior in respect to office rent and $32,849 for aircraft rentals and administrative support services at commercial terms to a company controlled by a Director of the Company, no such transactions occurred in the nine month period ended September 30, 2008. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.          Commitments and Contingencies

Challenger began activities in the Republic of Trinidad and Tobago with the execution of a participation agreement with Canadian Superior Energy Inc. in November 2004. The participation agreement provides the Company with the opportunity to earn a 25% interest in a production sharing contract covering the Block 5(c) offshore Trinidad by participating for one-third of the cost of an exploration program consisting of three wells. As at September 30, 2008, the drilling and testing of the first and second exploration well is complete and drilling of the third exploration is in process. The third exploration well began operations on August 28, 2008 and is expected to be completed by the end of 2008. As of September 30, 2008, the Company has funded $45.6 million towards its obligations towards the Block 5(c) Participation Agreement. As of September 30, 2008 the Company has accrued obligations of $32.0 million for the Company’s share of incurred drilling and testing costs ($19.8 million for all costs incurred to end of second exploration well and $12.2 million towards the third exploration well). The estimate for Challenger’s remaining costs to be incurred for the drilling and potential abandonment of the Endeavour well is $13.3 million USD. There is a further $5.0 million USD of contingent costs in respect to the Block 5(c) program that may be incurred depending on resolution of costs in dispute. If the third exploration well is tested, the Company’s share of additional testing costs for the third exploration well is estimated at $5 to $6 million USD. For the remaining commitment, the actual costs to fund the Company’s one-third share of drilling is unknown to date and can only be estimated. The actual funding costs may be higher or lower. The obligations to Canadian Superior are due in US dollars and therefore, the Company’s projected funding obligation is subject to the actual costs incurred by Canadian Superior and fluctuations in exchange rate.

14.          Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation.

15.          Subsequent Events

On October 2, 2008 the Company closed an equity financing for gross proceeds of $30.0 million. The financing consisted of the sale of 10,000,000 units (“Units”) at a price of $3.00 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 12 months at a price of $3.50 per common share purchase warrant.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2008

15.          Subsequent Events (continued)

Subsequent to the period ending September 30, 2008, a payment of $21,549,486 was made to Canadian Superior relating to the Block 5(c) program.

Subsequent to the period ending September 30, 2008, the Company issued 75,000 options to consultants with an exercise price of $2.00 and a five year expiry.